

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3551

February 9, 2009

By Facsimile and U.S. Mail

Mr. Donald J. McDonald
Chief Executive Officer
Skinny Nutritional Corporation
3 Bala Plaza East, Suite 117
Bala Cynwyd, PA 19004

> **Re:** **Skinny Nutritional Corporation**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-51313**

Dear Mr. McDonald:

We have reviewed your supplemental response letter dated January 23, 2009, as well as your filing and have the following comments. As noted in our comment letter dated December 23, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

General

1. In-light of your intent to file and amended Form 10-KSB, please include all future revisions.

Report of Independent Registered Public Accounting Firm, page 52

2. With regards to stock compensation we note your responses to prior comments 2 and 6. To help us better understand please clarify how you arrived at your conclusion to credit the profit and loss statement for $69,525 in related stock compensation. We reiterate our request in our prior comment 6 and ask that to the extent stock compensation is or will be recorded for employees and non-employees, please identify the amount, how you determined the amount and line items where you have or will record such amounts on your financial statements. To the extent material please include a footnote to the financials and show us what your disclosure will look like revised. Reference is made to SFAS 123R.

Notes to Consolidated Financial Statements

Note 7. Convertible Debenture, page 65

3. We note your response to prior comment 4 and your determination that the market for your equity, while quoted on Pink Sheets, was not an active market as contemplated by EITF 98-5. Thus, you determined the fair value could not be determined by reference to the market price and instead relied upon the valuation of common stock from transactions involving private placements. Please clarify how your private placements provide a better estimate of the fair value than the quoted price, the guidance you relied upon in reaching your conclusion and how you arrived at a valuation of $0.40. We continue to believe quoted market prices provide the most objective measure of fair value as investors and creditors readily rely on those prices to make decisions. Please note in paragraph 58 of SFAS 107 the FASB considered the issue of thin markets and concluded that quoted market prices even from thin markets, provides useful information.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief